April 21, 2016

VIA EDGAR

H. Roger Schwall
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C.  20549-3561

Re:                             Sanchez Energy Corporation

Registration Statement on Form S-3

File No. 333-210319

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sanchez Energy Corporation (the “Company”) and the subsidiaries identified as Co-Registrants on the facing page of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-210319 (such subsidiaries together with the Company, the “Registrants”), hereby request acceleration of the effective date of the Registration Statement to April 25, 2016 at 9:00 a.m., Eastern time, or as soon as practicable thereafter.

The Registrants authorize each of David P. Elder, Patrick Hurley and Shar Ahmed, each of whom is associated with the Registrants’ outside counsel, Akin Gump Strauss Hauer & Feld LLP, to orally modify or withdraw this request for acceleration.

The Registrants hereby acknowledge that:

1.              should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.              the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (713) 783-8000 or David P. Elder of Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Very truly yours,

SANCHEZ ENERGY CORPORATION
SN PALMETTO, LLC
SN MARQUIS LLC
SN COTULLA ASSETS, LLC
SN OPERATING, LLC
SN TMS, LLC
SN CATARINA, LLC

By:	/s/ Gregory B. Kopel
Gregory B. Kopel
Senior Vice President and General Counsel of each of the Registrants

cc:                                Loan Lauren P. Nguyen, U.S. Securities and Exchange Commission

Antonio R. Sanchez, III, Sanchez Energy Corporation

David P. Elder, Akin Gump Strauss Hauer & Feld LLP

Patrick Hurley, Akin Gump Strauss Hauer & Feld LLP

Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP